SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Qiao Xing Universal Telephone, Inc.
                                (Name of Issuer)

                    COMMON STOCK, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                   G7303A 10 9
                                 (CUSIP NUMBER)

                                February 17, 2005
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X| Rule 13d-1(c)

|_|  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 12 Pages

CUSIP No. G7303A 10 9                  13G                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                Riverview Group, LLC
                                                11-3485705
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          998,180
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            998,180
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,180
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G7303A 10 9                  13G                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                      Millenco, LP
                                                      13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          998,180
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            998,180
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,180
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G7303A 10 9                  13G                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                         Millennium Holding Group, L.P.
                                         13-3631307
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          998,180
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            998,180
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,180
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G7303A 10 9                  13G                    Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Millennium Management, L.L.C.
                                          13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          998,180
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            998,180
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,180
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G7303A 10 9                  13G                    Page 6 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          998,180
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            998,180
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     998,180
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G7303A 10 9                  13G                    Page 7 of 12 Pages

Item 1.

(a)   Name of Issuer

            Qiao Xing Universal Telephone, Inc., a company incorporated under the laws of the British Virgin Islands (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

            Xiao Xing Science Industrial Park
            Tang Quan
            Huizhou City, Guangdong
            People's Republic of China 516023

Item 2(a).  Name of Person Filing

Item 2(b).  Address of Principal Business Office

Item 2(c).  Citizenship

            Riverview Group, LLC
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millenco, LP
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.001 per share ("Common Stock")

(e)   CUSIP Number

      G7303A 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No. G7303A 10 9                  13G                    Page 8 of 12 Pages

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a) Amount Beneficially Owned

      Subject to the Ownership Limitation (defined below), as of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 990,000 shares of Common Stock held outright by Riverview Group, LLC, a Delaware limited liability company ("Riverview") (ii) 200,000 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants (the "Warrants") and (iii) 8,180 shares of Common Stock held outright by Millenco, L.P., a Delaware limited partnership ("Millenco").

      The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").

      In accordance with the Ownership Limitation, as of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of 998,180 shares of Common Stock, or 5.4% of the Company's issued and outstanding shares of Common Stock (which percentage was calculated based on the Company's representation in the Securities Purchase Agreement, dated as of February 15, 2005, that there were - immediately subsequent to the company's February 17, 2005 issuance of Common Stock - 18,506,676 shares of Common Stock outstanding).

CUSIP No. G7303A 10 9                  13G                    Page 9 of 12 Pages

      The managing member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Millennium Holdings"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Holdings and of Millenco and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Holdings, by Riverview, and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Millennium Holdings, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millennium Holdings and of Millenco. As a limited partner, Partners has no investment or voting control over Millennium Holdings or Millenco or their securities positions.

(b) Percent of Class

      5.4% (see Item 4(a) above).

(c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

                       -0-

      (ii)  Shared power to vote or to direct the vote

                       998,180 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

                       -0-

      (iv)  Shared power to dispose or to direct the disposition of

                       998,180 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

CUSIP No. G7303A 10 9                  13G                   Page 10 of 12 Pages

Item 9. Notice of Dissolution of Group

      Not applicable

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 17, 2005, by and among Riverview Group, LLC, Millenco, L.P., Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. G7303A 10 9                  13G                   Page 11 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2005


RIVERVIEW GROUP, LLC                           MILLENCO, L.P.

By: Millennium Holding Group, L.P.,            By: Millennium Management, L.L.C.
    its managing member                            its general partner

By: Millennium Management, L.L.C.
    its general partner                        By:  /s/ Terry Feeney
                                                  -----------------------------
                                                  Name:  Terry Feeney
By:  /s/ Terry Feeney                             Title: Chief Operating Officer
   ----------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer

MILLENNIUM HOLDING GROUP, L.P.                 MILLENNIUM MANAGEMENT, L.L.C.


By: Millennium Management, L.L.C.              By:  /s/ Terry Feeney
    its general partner                           ------------------------------
                                                  Name:  Terry Feeney
                                                  Title: Chief Operating Officer
By:  /s/ Terry Feeney
   ----------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


    /s/ Israel A. Englander
-------------------------------------
Israel A. Englander

CUSIP No. G7303A 10 9                  13G                   Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of QIAO XING UNIVERSAL TELEPHONE, INC., a company incorporated under the laws of the British Virgin Islands, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 17, 2005

RIVERVIEW GROUP, LLC                           MILLENCO, L.P.

By: Millennium Holding Group, L.P.,            By: Millennium Management, L.L.C.
    its managing member                            its general partner

By: Millennium Management, L.L.C.
    its general partner                        By:  /s/ Terry Feeney
                                                  ------------------------------
                                                  Name:  Terry Feeney
By:  /s/ Terry Feeney                             Title: Chief Operating Officer
   --------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM HOLDING GROUP, L.P.                 MILLENNIUM MANAGEMENT, L.L.C.


By: Millennium Management, L.L.C.              By:  /s/ Terry Feeney
    its general partner                           ------------------------------
                                                  Name:  Terry Feeney
                                                  Title: Chief Operating Officer
By:  /s/ Terry Feeney
  ---------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


     /s/ Israel A. Englander
-----------------------------------
Israel A. Englander